Exhibit 99.1

ENTRÉE GOLD APPOINTS ANNA STYLIANIDES TO BOARD OF DIRECTORS

Vancouver, B.C., July 14, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has appointed Anna Stylianides to its Board of Directors.

Ms. Stylianides has over 20 years of experience in global capital markets and has spent much of her career in investment banking, private equity, and corporate management and restructuring.  She began her career in corporate law by joining the firm of Webber Wentzel Attorneys in 1990 after graduating from the University of the Witwatersrand in Johannesburg, South Africa.  In 1992, she joined Investec Merchant Bank Limited where she specialized in risk management and gained extensive experience in the areas of corporate finance, structured finance, mergers and acquisitions, structuring, specialized finance and other banking and financial services transactions.  She was also involved in designing and structuring of financial products for financial institutions and corporations.

Ms. Styliandes is currently the Co-Chairman and CEO of Eco Oro Minerals Corp. (formerly Greystar Resources) and a director of Capfin Partners, LLC, Altius Minerals Corporation and the Fraser Institute.

Ms. Stylianides has also been a director of and engaged in the financial restructuring of several NASDAQ publicly traded companies, gaining extensive knowledge of Canadian and SEC securities regulations. She has had numerous board appointments, including Callinan Royalties Corporation and Alphamin Resources Corporation.  Additionally, Ms. Stylianides was previously a director and CEO of Surgical Spaces Inc. Group of Companies and oversaw its national expansion strategy to become one of Canada’s private healthcare consolidators prior to its sale to Centric Health Corporation in 2011.

Lord Howard of Lympne, Chairman of Entrée, commented, “Anna is a welcome addition to our Board of Directors, as someone who will bring a depth of experience that can only enhance and strengthen our entire team.  I am very much looking forward to working with Anna as we continue to move our Company forward.”

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada and recently completed a pre-feasibility level drill program.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com